

Mail Stop 7010

November 4, 2008

Edward L. Bernstein
Chief Executive Officer
Propell Corporation
336 Bon Air Center, No. 352
Greenbrae, CA 94904

> **Re: Propell Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2008**
> **File No. 333-150862**

Dear Mr. Bernstein:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　We understand that Mr. Rhodes controls Crystal Magic and that a change in control could void certain material contracts with Disney. It is unclear whether Mr. Rhodes immediately exercisable preferred stock option contract dated July 1, 2008, impacts the accounting for the April 10, 2008, transaction. Specifically, paragraph 11 of SFAS 141 excludes certain common control transactions. Please provide an analysis of paragraphs D11-D18 of SFAS 141 regarding this transaction. In addition, please tell us your consideration of SFAS 94, EITF 96-16, and APB 18 regarding the April 10, 2008, transaction. It is not clear whether the transaction is essentially Propell's acquisition of an equity method investment from an entity under common control. We may have further comment.

2. Please tell us what consideration was given to providing financial statements for the period ended March 31, 2008 for Mountain Capital and Auleron pursuant to Rule 8-04 of Regulation S-X.

Cover Page

3. Please disclose the number of shares underlying convertible promissory notes.

Prospectus Summary, page 3
Our Company

4. Please explain what the photo crystals you sell are and what they are used for, briefly explain what "Web Stores on Demand" are and clarify what products you sell at your retail stores.

Our Outstanding Convertible Notes, page 14

5. Please tell us supplementally of the details of your anticipated PIPE transaction. We note that you are registering the shares of common stock that the promissory notes are convertible into so it is not clear what you will register in the PIPE transaction. Please tell us whether the convertible notes transaction has closed.

Contractual Obligations, page 19

6. To increase transparency of cash flow, please include scheduled interest payments in your table of contractual obligations to the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. This comment is also applicable to your table on pages 21 and 23. Refer to SEC Release 33-8350 for guidance.

Crystal Magic, Inc., page 19
Liquidity and Capital Resources, page 20

7. We note from the face of the 2007 balance sheet that investments as of December 31, 2007 was zero and $119,823 in 2006. You state on page 21, "Net cash used in investing activities from continuing operations for the year ended December 31, 2007, was $2,730, and included an increase in investments of 119,823 offset by capital expenditures of $122,553." Given that the purpose of the cash flow statement is to present inflows and outflows of cash, it is unclear from your disclosure whether your received cash of $119,823 for your investments. Please clarify your disclosure to explain the decrease from 2006 to 2007 in your investments.

Auleron 2005, LLC, page 23
Overview, page 23

8. We note you temporarily shut down operations of AUL in the last quarter of 2007. Please revise your filing to discuss the accounting for the assets and liabilities of this entity. As part of your response please address whether the trade, officers, and related party receivables are collectible and if not, discuss amounts written off. Furthermore, please address whether your debts were fully or partially satisfied and the manner in which satisfied your debts (i.e. issuance of stock or cash).

Mountain Capital, LLC, page 25

9. You state COGS decreased as a percentage of sales due to the sale of equipment. Citing relevant accounting literature, please explain how you determined it was appropriate to include this transaction in COGS rather than in Other Income.

Selling Stockholders, page 49

10. Please provide more information regarding the terms of the transactions in which the selling stockholders received the notes, including dates of the transactions, consideration received, the principal amount(s) of notes issued and the use of proceeds.

Plan of Distribution, page 53

11. Please make it clear that the shares will be sold at a fixed price. Accordingly, please delete the statement in the last sentence of the first paragraph that the sales may be at negotiated prices. Please also revise the similar language in the fifth full paragraph.

Pro Forma Combined Balance Sheets as of June 30, 2008 (unaudited), page F-51

12. Given that the transactions with Crystal Magic, Auleron and Mountain Capital are included in the balance sheet as of June 30, 2008, please remove the pro forma balance sheets as of June 2008 and 2007. Refer to paragraph (c)(1) of Article 11 of Regulation S-X for guidance.

Exhibit 5.1

13. We note the statement that the shares "will have been duly authorized." Please revise to state that they have been duly authorized.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracy McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief